December 4, 2020

Sean Graber, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103

       Re:    Delaware Wilshire Private Markets Fund
              Registration Statements on Form N-2
              File No. 333-249834

Dear Mr. Graber:

     The staff has reviewed the above-referenced initial registration statement, which the
Commission received on November 4, 2020. Based on our review, we have the following comments:

General Comments

1. The filing contains some placeholders for missing disclosure/financial statements. Please ensure that all missing information is included in a pre-effective amendment responding to these comments.

2.     Please tell us if you have presented or will present any    test the
waters    materials to
       potential investors in connection with this offering. If so, please provide us with copies of such materials.

3. Delaware Wilshire Private Markets Fund currently has an effective registration statement on Form N-2 under the 1940 Act only. Supplementally, please clarify whether any
       Shares have been sold pursuant to that registration statement and whether, once the filing
       registering the Fund   s shares under the 33 Act is effective, shares
under the 1940 Act
       registration statement will continue to be sold.

4. Please supplementally explain why the Auction Fund is now registering under the 1933
       Act since it already has an effective registration statement under the 1940 Act.

5. Supplementally, please provide a schedule for the proposed transactions described in the prospectus. For example, does the timing assume the Master Fund will receive its novel multiclass relief before the Auction Fund commences operations or sells any Shares?
 Sean Graber, Esq.
December 4, 2020
Page 2

6. Please briefly discuss any exemptive relief applied for or other approvals, such as listing on the Nasdaq Private Market, that may need to occur prior to any offering/sale of
      Auction Fund Shares.

7. Please clarify whether the Auction and Tender Offer Funds will be the only Feeder Funds invested in the Master Fund. If other entities may invest in the Master Fund, please supplementally describe these prospective investors.

Cover Page

8.    Please disclose that Shares will be sold only to    Eligible Investors
as stated in the plan
      of distribution.

9. We note that the Auction Fund has an effective registration statement under the 1940 Act.
      Please confirm whether it is accurate to characterize the Auction Fund as newly
      organized    as stated in the text above the Offering Table (e.g., if
Shares have already
      been sold).

10. Please add the following disclosure to the cover page of the prospectus if accurate:

      a. The amount of distributions that the Auction Fund may pay, if any, is uncertain.

      b. The Auction Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund s performance,
             such as borrowings and amounts from the Fund   s affiliates that
are subject to
             repayment by investors.

8. In the penultimate paragraph of the cover page, please consider whether the reference to
         the first year of the Auction Fund   s operations    should be changed
to    the first 12-18
      months of the Auction Fund   s operations    to match the disclosure in
the prospectus
      discussing purchases, exchanges, and repurchases of Shares.

Summary of Terms

      Purchase, Exchange and Repurchase of Shares, pages 1-2

9.    The Funds do not have a fundamental policy related to Share repurchases.
Please
      summarize, supplementally, Fund compliance with rule 23c-3 under the 1940 Act governing repurchase offers by closed-end companies.

10. Please consider reorganizing the first paragraph into two separate paragraphs since the first two sentences relate to investors while the next two relate to actions by the Auction
      Fund.
 Sean Graber, Esq.
December 4, 2020
Page 3

11. When discussing liquidity of the Auction Fund Shares, please track the language of the
      summary paragraph on page 95 (e.g.,    Auction Fund Shareholders may
attempt to sell
      their Auction Fund Shares through two liquidity mechanisms    .   )

12. At the end of the last sentence in the first paragraph, please clarify whether any purchase order not filled during the auction process will be filled by the Auction Fund at NAV at the auction price.

13. Although Shares will not be listed on an exchange, Shareholders may sell Auction Shares during monthly auctions on the Nasdaq Private Market at the same time as the Auction
      Fund itself, or Shareholders may exchange into the Tender Offer Fund and tender their
      Tender Offer Fund Shares. Please separate the discussion of these two liquidity options in the second paragraph into two separate paragraphs.

14. Please briefly summarize how the Tender Offer Fund will operate (e.g., that it will invest in the Master Fund, whether it will share the same adviser, subadviser and board with the
      Auction Fund, and any conflicts of interest that may arise with regard to their fiduciary duties). Please also address the following:

      a. whether Shareholders of the Auction Fund will receive notice regarding an upcoming tender offer in order to time their exchange;

      b. whether the exchange from Auction Fund Shares to Tender Offer Fund Shares is revocable;

      c. whether there will be any separate market for Tender Offer Fund Shares or if the only liquidity mechanism for these Shares is the annual tender offer;

      d.     highlight, as stated on page 95, that the
Board/Adviser/Sub-Adviser, as
             applicable,    has sole discretion whether, and has no obligation
to accept    a
             requesting Shareholder   s request to exchange Auction Fund Shares
for Tender
             Offer Fund Shares; and

      e. briefly describe any risks related to an exchange into Tender Offer Fund Shares
             (e.g., that a Shareholder who exchanges Auction Fund Shares to Tender Offer
             Fund Shares may not be able to participate fully in a Tender
Offer).

15. In the first paragraph on page 2, third sentence, please clarify that it will be the Board of the Tender Offer Fund that approves the tender offer rather than
Boards    generally.

16. Please briefly summarize how auctions will be conducted on the Nasdaq Private Market.
      For example, can the price of those Shares offered differ from NAV? During the auction, can prospective investors still purchase from the Fund directly or only if more purchase orders are received than filled through the auction process? We note the Nasdaq Private
 Sean Graber, Esq.
December 4, 2020
Page 4

      Market auction process is discussed on pages 96-98; consider moving applicable disclosure to the summary.

17. Please clarify how the auction process will treat Shares sold by Shareholders and Shares sold by the Auction Fund if there is insufficient investor demand for Shares in a particular month. In addition, if there are any risks posed because Shareholders and the
      Auction Fund may be selling Shares at the same time, please disclose these risks where appropriate.

18. Please disclose whether a Shareholder will have to pay any fees/commissions to participate in a monthly auction in order to offer their Shares for sale.

19. The last paragraph states that depending on investor demand and certain other factors,
      Auction Fund Shares may only be available for purchase or sale at their NAV or at a discount during any particular monthly auction. Please briefly describe
these    certain
      other factors    in either the summary or prospectus. In addition, please
clarify whether
      Shares may be purchased/sold at a premium.

      Limited or No Operating History, page 8

20. The disclosure suggests the Auction Fund has an operating history. Supplementally, please discuss how long the Auction Fund has been operating and whether it has sold any
      Shares.

      Plan of Distribution, page 20

21. Supplementally, please discuss whether there are any parameters limiting or governing the Auction Fund's ability to reject a subscription in whole or in part. If so, please disclose what those parameters are in the prospectus.

      U.S. Federal Income Tax Matters, page 21

22. Please consider highlighting the tax risk related to amended Form 1099s on the cover of the prospectus, including a cross-reference to where the risk is discussed in greater detail within the prospectus.

Structure, page 22

23.   In the first sentence of the second paragraph, please replace    certain
sophisticated
      investors    with    Eligible Investors    for consistency.

24. In the third paragraph, please clarify, if true, that the proposed structure permits the
      Funds to rely on the Nasdaq Private Markets no-action letter.
 Sean Graber, Esq.
December 4, 2020
Page 5

Summary of Fees and Expenses, pages 23-24

25. In the paragraph above the expense example, please revise the discussion of recoupment
      to replace the    rolling three year period    language to state that
recoupment is limited
      generally to 3 years from the date a fee was initially waived or an expense reimbursed.

Investment Program, pages 25-31

      Environmental, Social and Governance (   ESG   ) Due Diligence, page 31

26.   The registrant discusses the Sub-Advisers    ESG Due Diligence process in
this section.
      Explain supplementally whether ESG is part of the Master Fund   s
principal investment
      strategies. If it is not, please clarify the role that ESG due diligence plays in the selection
      of Master Fund   s investments.

27.   If ESG is part of the Master Fund   s principal investment strategies,
please revise the
      disclosure as follows:

      a.     The Fund should more clearly explain its definition of    ESG
and its specific
             ESG area(s) of focus.

      b. The Fund should describe the criteria it uses in determining what issuers it considers to have ESG characteristics, consistent with its chosen
ESG
             definition/focus. The disclosure should include whether the Fund selects investments by reference to, for example: (1) an ESG index; (2) a third-party rating organization; (3) a proprietary screen and the factors the screen applies; or
             (4) a combination of the above methods. The Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively
             on third party screens?). Lastly, explain (1) whether the Fund   s
ESG criteria are
             applied to every investment it makes, or only to some of its investments; and (2)
             whether ESG is the exclusive factor considered, or whether it is one of several factors.

      c. If the Fund intends to use one or multiple third party data/scoring providers, please revise the principal strategy discussion to identify the provider that the
             Fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each
providers
             criteria/methodology in the principal strategies. Also consider any related
             principal risks to the Fund   s use of third party data providers,
since the criteria
             used by providers can differ significantly.
 Sean Graber, Esq.
December 4, 2020
Page 6


      d. Please consider whether an ESG specific risk is appropriate for this Fund.

      e. The Fund should disclose, where appropriate, how it will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Types of Investments and Related Risks, pages 32-83

      Limited or No Operating History, page 33

28. The last sentence states that if the Funds are not able to raise sufficient assets to support their operations, the Adviser and Sub-Adviser may discontinue operations and liquidate assets. Please clarify any risks related to liquidation given the Master
Fund   s proposed
      investments such as investments in private equity funds.

      Tax Risks, page 43-45

29. Please consider separating out the tax risks related to the Master Fund and those that relate to the Feeder Funds.

30. Please add tax risks related to holding through the Feeder Funds to the discussion of principal risks, particularly the risk that annual tax statements may be amended or that the
      Feeder Funds may not qualify as RICs for taxation purposes as noted in the summary.

31. In the first paragraph, please clarify whether the references to the "Fund" should be to the
      "Feeder Fund."

32. Please describe the Master Fund's investment in "controlled foreign corporations" in greater detail in the principal investment strategy section including whether there will be any limitation on the amount of the Master Fund's assets that may be invested in these entities.

33. Please disclose whether the same person will be the adviser to both the Master Fund and any controlled foreign corporations.

34. Please also disclose whether any of the controlled foreign corporations' principal strategies or principal risks will also constitute principal strategies and principal risks of the Master Fund; whether the financial statements of the CFC will be consolidated with those of the Master Fund; and whether the CFC's management fee (including any performance fee) will be included in the Master Fund's fees and expenses. Sean Graber, Esq.
December 4, 2020
Page 7

      Potential Conflicts of Interest, pages 46-47

35. Supplementally, please discuss the status of the co-investment exemptive application filed by the Sub-Adviser and the Funds that are described in the second paragraph under
      the subheading,    Allocations of Investment Opportunities   .

      Loan Investments; Leveraged Loans, page 54

36. Please clarify whether investments may be made in covenant lite leveraged loans. If so, consider whether additional risk disclosure related to covenant lite loans should be added.

      Construction and Right of Way Risk, page 72

37. The disclosure in the first sentence states that it is in the appendix, but the discussion appears in the prospectus. Please revise.

Repurchase Offers of the Tender Offer Fund, pages 99-104

38. Supplementally, please clarify if the Tender Offer Fund will need exemptive relief from the Investment Company Act or Exchange Act or rules thereunder to conduct exchanges/repurchases. If relief is needed, please disclose the risk that such relief may
      not be granted as a possible risk of investment in the Fund.

39.   Please replace the last bullet point on page 104    it would be in the
best interest of the
      Fund      ) with language stating that involuntary redemptions will be conducted
      consistent with rule 23c-2 under the Investment Company Act.

Description of Capital Structure and Shares, pages 106-107

40. Please review and revise the last paragraph of this section in light of the fact that the
      Chief Counsel   s Office has informed you that the proposed structure,
including the
      Auction and Tender Funds, will require novel multiclass relief.

41. The last sentence of the last paragraph, states that only the Auction Fund intends to issue multiple share classes. Please briefly discuss whether all share classes of the Auction
      Fund will be permitted to participate in monthly auctions and exchange shares for Tender
      Offer Fund Shares, and whether the terms of exchange will be the same for each share class (e.g., will all shareholders receive the same Tender Offer Fund Shares?).



                                   **********************
 Sean Graber, Esq.
December 4, 2020
Page 8

        A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-6870 or hahnja@sec.gov.
                                                    Sincerely,

                                                    /s/ Jaea Hahn

                                                    Jaea F. Hahn
                                                    Senior Counsel



cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief